First Trust Portfolios L.P.
                             120 East Liberty Drive
                            Wheaton, Illinois 60187

                               September 1, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                       Re: FT 8904 (file no. 333-240914)


Ladies/Gentlemen:

      The undersigned, FT 8904 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on September 8, 2020 or as soon thereafter as possible.

                                              Very truly yours,

                                              FT 8904
                                              By:  First Trust Portfolios L.P.


                                              By:  /s/ Elizabeth H. Bull
                                                   ___________________________
                                                       Elizabeth H. Bull
                                                       Senior Vice President